FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Answer to "Panel on Takeovers and Mergers" organism of the United Kingdom	3

Telefónica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

NOTICE

That, the Company in answer to the request of the "Panel on Takeovers and Mergers" of the United Kingdom, has sent to this organism the following announcement:

"In response to the request of the "Panel on Takeovers and Mergers", the Company notes the recent press reports concerning its acquisition strategy and possible acquisition targets (including O2 plc) following the responses of Mr Alierta, the chairman of Telefonica S.A, to various questions after the Telecommunications Businesses Integration Conference held at the Summer University of Santander on September 5, 2005.

The comments regarding O2 plc were of a general nature and related to the profile of companies which would add value to the Company. Telefonica S.A has not commented on and does not wish to comment on the possibility of acquiring any particular potential target or targets in Europe or elsewhere.

The Company is also pleased to announce that it continues to be interested by the opportunities in South America, notably in Colombia, in the fixed line operation domestic companies, and that such opportunities are now being analysed".

Madrid, September 15, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 16th, 2005	By:	/S/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors